Clopidogrel in Germany

Paris, France - July 29, 2008 - Sanofi-aventis has learned of two decisions of the German administrative court in Cologne to order immediate enforcement of German marketing authorizations held by Yes and by a subsidiary of Ratiopharm for their clopidogrel besylate products. Prior to these decisions, the marketing authorizations had been suspended.

Sanofi-aventis and Bristol-Myers Squibb will appeal these decisions.

A similar case related to another company’s clopidogrel besylate product remains pending before the same court.

Sanofi-aventis considers that these marketing authorizations, which sanofi-aventis is convinced rely on data originating from sanofi-aventis/Bristol-Myers Squibb - the originators of Plavix®/Iscover® - should never have been accepted for review by any EU regulatory agencies until after data protection expired on July 15. The validity of these marketing authorizations continues to be the subject of a third party objection procedure before the German Federal Institute for Drugs and Medical Devices (BfArM).

In addition to the appeal of this court decision and the third party objection procedure, sanofi-aventis will continue to pursue all available administrative and legal procedures in order to ensure the proper protection of its rights in this matter.

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Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

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